#2300 – 1177 West Hastings Street
Vancouver, BC, V6E 2K3
www.doratoresources.com

Telephone: 604-638-5817
Facsimile: 604-408-7499

NR12-04	May 4, 2012

Dorato Provides Update

Vancouver, BC – Dorato Resources Inc. ("Dorato" or the "Company") (TSX-V: DRI, OTCQX: DRIFF, Frankfurt: D05) announces its decision to terminate the Option Agreement with Minera Afrodita, Peru for their 5000 hectare concession block within the Cordillera del Condor. This block represents less than five percent of the entire 106,000 hectare concession controlled by Dorato. Future work programs are expected to focus on anomalous silt samples within the main concession block, as well as generate new anomalies in areas to the north in the Ponce Atunez and Cangaza concession blocks, adjacent to the most highly mineralized regions to the west in Ecuador (Mirador porphyry copper-gold and Fruta del Norte epithermal gold deposits).

Dorato has initiated planning new work programs at Cobrecon Este and targets to the south (http://www.doratoresources.com/s/RegionalPorphyrySystems.asp) that will consist of stream sediment, soil, and outcrop sampling, coupled with regional mapping. Additionally detailed stream sediment and reconnaissance rock sampling is planned for the Ponce Atunez (http://www.doratoresources.com/i/maps/Targets_PonceAtunez_TMI_EM_K.jpg) and Cangaza concession blocks to the north, where the regional geophysics has generated several magnetic anomalies. The stream sampling will identify anomalous areas to outline mineralization through soil sampling of ridges, combined with channel sampling of any mineralization seen in outcrops.

At Dorato’s Deborah property, in southern Cajamarca region, the next work program will consist of about 800 metres of hand trenching and channel sampling on both the Central and Northeast targets (http://www.doratoresources.com/s/Cajamarca.asp). As well, the soil sample grid at the Northeast Target will be extended to the north to close off the multi-element anomaly there.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on two geographic centres within the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Cajamarca Region is an established mining district with excellent infrastructure. The Cordillera del Condor project consists of an exceptional land position and an emergent copper-gold district, located close to the border with Ecuador.

Dorato Resources Inc.	2	May 4, 2012
NR12-04 – Continued

On behalf of the board of directors of
DORATO RESOURCES INC.

“Gord Neal" (signed)
Gord Neal, Director

For further information please contact:	Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: (604)-638-5817 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.